UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*
Arco Platform Ltd.
(Name of Issuer)
Class A Common Stock, par value $0.00005 per share
(Title of Class of Securities)
G04553106
(CUSIP Number)
November 2, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [X]  Rule 13d-1(b)

 [_]  Rule 13d-1(c)

 [_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. G04553106

1 Names of Reporting Persons
 FourWorld Capital Management LLC
2 Check the appropriate box if a member of a Group (see instructions)
 (a)  [ ]
(b)  [ ]
3 Sec Use Only

4 Citizenship or Place of Organization
 Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:
 5 Sole Voting Power
  0
 6 Shared Voting Power
  4,042,530
 7 Sole Dispositive Power
  0
 8 Shared Dispositive Power
  4,042,530
9 Aggregate Amount Beneficially Owned by Each Reporting Person
 4,042,530
10 Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
 [ ]
11 Percent of class represented by amount in row (9)
 10.38%
12 Type of Reporting Person (See Instructions)
 IA

SCHEDULE 13G
CUSIP No. G04553106

1 Names of Reporting Persons
 John Addis
2 Check the appropriate box if a member of a Group (see instructions)
 (a)  [ ]
(b)  [ ]
3 Sec Use Only

4 Citizenship or Place of Organization
 Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:
 5 Sole Voting Power
  0
 6 Shared Voting Power
  4,042,530
 7 Sole Dispositive Power
  0
 8 Shared Dispositive Power
  4,042,530
9 Aggregate Amount Beneficially Owned by Each Reporting Person
 4,042,530
10 Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
 [ ]
11 Percent of class represented by amount in row (9)
 10.38%
12 Type of Reporting Person (See Instructions)
 HC

Item 1.
(a) Name of Issuer: Arco Platform Ltd.
(b) Address of Issuer's Principal Executive Offices: Rua Augusta 2840, 9th Floor, Suite 91, Sao - Paulo - SP, Brazil, 01412-100
Item 2.
(a) Name of Person Filing

FourWorld Capital Management LLC
John Addis

(collectively, the "Filers").

(b) The address of the principal place of the Filers:

FourWorld Capital Management LLC
7 World Trade Center, Floor 46
New York, NY 10007

John Addis
7 World Trade Center, Floor 46
New York, NY 10007

 For citizenship of Filers, see Item 4 of the cover sheet for each Filer.

Title and Class of Securities: Class A Common Stock, par value $0.00005 per share
CUSIP No.: G04553106
Item 3.  If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a) [_] Broker or dealer registered under Section 15 of the Act;
(b) [_] Bank as defined in Section 3(a)(6) of the Act;
(c) [_] Insurance company as defined in Section 3(a)(19) of the Act;
(d) [_] Investment company registered under Section 8 of the Investment Company Act of 1940;
(e) [X] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j) [_] A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k) [_] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:
Item 4. Ownership
See Items 5-9 and 11 of the Cover Page for each Filer.
The foregoing percentages are based on 38,939,254 Class A Common Shares issued and outstanding as of August 8, 2023, as disclosed in the Agreement and Plan of Merger, dated August 10, 2023, among Achieve Holdings, Achieve Merger Sub and the Issuer attached as Exhibit 99.2 to the Issuer's Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on August 11, 2023.
Item 5. Ownership of Five Percent or Less of a Class.
N/A
Item 6. Ownership of more than Five Percent on Behalf of Another Person.
The securities reported in this Schedule 13G that are beneficially owned by FourWorld Capital Management LLC are directly owned by FourWorld Special Opportunities Fund, LLC, an advisory client of FourWorld Capital Management LLC.
Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.
N/A
Item 8. Identification and classification of members of the group.
N/A
Item 9. Notice of Dissolution of Group.
N/A

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits.

Exhibit A Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 11, 2023

FourWorld Capital Management LLC

By: /s/ John Addis
Name: John Addis
Title: Managing Member

John Addis

By: /s/ John Addis

EXHIBIT A
AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13G

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate. The undersigned hereby further agree that this Joint Filing Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all of which counterparts shall together constitute one and the same instrument.

Dated:  December 11, 2023

FourWorld Capital Management LLC

By: /s/ John Addis
Name: John Addis
Title: Managing Member

John Addis

By: /s/ John Addis